SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

US UNWIRED INC.

(Name of Subject Company)

US UNWIRED INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

90338R104

(CUSIP Number of Class of Securities)

Thomas G. Henning

General Counsel and Corporate Secretary

901 Lakeshore Drive

Lake Charles, Louisiana 70601

(337) 436-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

James J. Clark, Esq.	Anthony J. Correro III, Esq.
W. Leslie Duffy, Esq.	Louis Y. Fishman, Esq.
Cahill Gordon & Reindel LLP	Correro Fishman Haygood Phelps
80 Pine Street	Walmsley & Casteix, L.L.P.
New York, New York 10005	201 St. Charles Avenue, 46th Floor
(212) 701-3000	New Orleans, Louisiana 70170
(504) 586-5252

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company is US Unwired Inc., a Louisiana corporation (the “Company” or “US Unwired”). The address of the Company’s principal executive offices is 901 Lakeshore Drive, Lake Charles, Louisiana 70601. US Unwired’s telephone number at that location is (337) 436-9000.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Common Stock of US Unwired par value $0.01 per share (the “Company Common Stock”). As of June 30, 2005, there were 164,743,371 shares of Company Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

This Statement is being filed by the subject company, US Unwired. US Unwired’s name, address and business telephone number are set forth in Item 1 above.

This Statement relates to the tender offer by UK Acquisition Corp. (“Purchaser”), a Louisiana corporation and wholly owned subsidiary of Sprint Corporation (“Sprint”), a Kansas corporation, to purchase all of the outstanding Company Common Stock at a price per share of Company Common Stock of $6.25 (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated July 15, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the “Offer”). Purchaser has filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on July 15, 2005. The Offer is being made pursuant to the Agreement and Plan of Merger, dated July 10, 2005 (the “Merger Agreement”), by and among the Company, Sprint and Purchaser. The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Louisiana Business Corporation Law (the “LBCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will become a wholly owned subsidiary of Sprint. At the effective time of the Merger (the “Effective Time”), the Company Common Stock (other than Company Common Stock owned by Sprint, any of its subsidiaries (including Purchaser) and Company Common Stock held by shareholders who properly demand appraisal and comply with Section 131 of the LBCL relating to dissenters’ rights of appraisal and who have not effectively withdrawn or lost their right to appraisal and payment under the LBCL) will be converted into the right to receive an amount per share of Company Common Stock equal to the Offer Price (the “Merger Consideration”). The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

Sprint has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Offer to Purchase states that the principal executive offices of each of Sprint and Purchaser are located at 6200 Sprint Parkway, Overland Park, Kansas 66251.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers and between the Company and Sprint and Purchaser are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”), that is attached as Annex I to this Statement and incorporated in this Statement by reference. Except as described in this Statement (including in the Exhibits to this Statement) or in the Information Statement or as incorporated in this Statement by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Sprint, Purchaser or their respective executive officers, directors or affiliates.

Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 15, respectively, of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed with the SEC by the Company and has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

Shareholders Agreement. The summary of the shareholders agreement, dated as of July 10, 2005 (the “Shareholders Agreement”), by and among Sprint, William L. Henning, William L. Henning, Jr., John A. Henning, Sr., Thomas G. Henning, Lena B. Henning, John A. Henning Exempt Class Trust No. 1, William L. Henning, Jr. Exempt Class Trust No. 1, Thomas G. Henning Exempt Class Trust No. 1, Cameron Communications, L.L.C. and The 1818 Fund III, L.P., contained in Section 11 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Shareholders Agreement, which has been filed as Exhibit (e)(3) to this Statement and is incorporated in this Statement by reference.

Confidentiality Agreement. The Company and Sprint entered into a confidentiality agreement, dated July 5, 2005 (the “Confidentiality Agreement”) relating to confidential information that either party may to disclose to the other in connection with a transaction between the two. The summary of the Confidentiality Agreement contained in Section 11 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(7) to this Statement and is incorporated in this Statement by reference.

Options and Restricted Stock. Under the terms of the Company’s 1999 Equity Incentive Plan (the “Plan”) all outstanding stock options held by participants in the Plan will terminate and expire immediately following consummation of the Merger (or, if the Minimum Condition (as defined in the Offer to Purchase) has been satisfied, the Offer). Immediately after the consummation of the Merger (or if the Minimum Condition has been satisfied, the Offer) the Company will pay to the holders of options an amount in cash determined by multiplying (A) the excess, if any, of the Offer Price over the applicable exercise price per share of the option by (B) the number of shares of Company Common Stock such holder could have purchased had such holder exercised such option in full immediately after consummation of the Merger (or if the Minimum Condition has been satisfied, the Offer). Immediately after the Merger becomes effective each share of restricted Company Common Stock shall become fully vested and the holder thereof shall be entitled to receive an amount in cash equal to the Merger Consideration for each such share of restricted Company Common Stock. The summary of the treatment of stock options and restricted stock under the Merger Agreement contained in Section 11 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed with the SEC by the Company and has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

As a result, in addition to the amounts the Company’s directors and executive officers will receive as consideration for their shares of Company Common Stock in the Offer and the Merger, the following directors and executive officers will receive the payments set forth below based on the options and restricted stock held by such persons:

Director/Officer	Options	Restricted Stock
Henry P. Hebert, Jr.	$10,150.00	$25,000.00
Thomas G. Henning	3,410,899.08	156,250.00
Robert W. Piper	4,633,562.74	1,562,500.00
William L. Henning, Jr.	5,895,524.38	0.00
Lawrence C. Tucker	10,150.00	25,000.00
Harley Ruppert	10,150.00	25,000.00
Christopher Stadler	10,150.00	25,000.00
Thomas Sullivan	10,150.00	25,000.00
Jerry E. Vaughn	1,479,025.88	1,250,000.00
Michael D. Bennett	444,588.35	500,000.00
Paul J. Clifton	775,934.38	500,000.00

Change of Control and Severance Payments. Employment agreements that contain change of control severance provisions are in effect between the Company and the following executive officers of the Company: William L. Henning, Jr., Robert W. Piper, Thomas G. Henning, Jerry E. Vaughn and Michael D. Bennett. These agreements provide that, following a change of control of the Company, if the executive resigns or is terminated, he will receive a lump sum equal to approximately three times (two times in the case of Mr. Bennett) his salary and bonus. As a result of the Offer, these executives will, upon their resignation or termination, be entitled to receive, upon consummation of the Offer, the payments set forth below pursuant to the terms of their employment agreements:

Officer	Change of Control Payment
Thomas G. Henning	$1,298,712.05
Robert W. Piper	3,099,950.58
William L. Henning, Jr.	1,055,110.96
Jerry E. Vaughn	2,521,110.99
Michael D. Bennett	741,476.76

Directors’ and Officers’ Indemnification and Insurance. The summary of directors’ and officers’ indemnification and insurance arrangements under the Merger Agreement contained in Section 11 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed with the SEC by the Company and has been filed as Exhibit(e)(1) to this Statement and is incorporated in this Statement by reference.

Cameron Transfer. In connection with the Merger, a subsidiary of the Company, Louisiana Unwired LLC, and Cameron Communications L.L.C. (“Cameron”) have entered into (x) an Agreement for Purchase and Sale of FCC Licenses, (the “License Assignment”) and (y) a Short-Term De Facto Transfer Spectrum Lease (the “Spectrum Lease”), each dated July 10, 2005. The summaries of the License Agreement and the Spectrum Lease contained in Section 11 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated in this Statement by reference. Such summaries are qualified in their entirety by reference to the License Assignment and the Spectrum Lease, which have been filed as Exhibit (e)(5) and Exhibit (e)(6), respectively, to this Statement and are incorporated in this Statement by reference.

Representation on the Board. The Merger Agreement sets forth certain agreements between the Company and Sprint regarding the election of Sprint directors to the Company’s Board of Directors upon acceptance of shares for payment pursuant to the Offer representing at least a majority of the outstanding shares on a fully diluted basis. The summary of these agreements contained in Section 11 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed with the SEC by the Company and has been filed as Exhibit(e)(1) to this Statement and is incorporated in this Statement by reference.

Business Relationship with Sprint. Under the Company’s agreements with Sprint, the Company markets Sprint products and services in its service area using licenses that Sprint acquired from the FCC in 1994 and 1996. The Company is the only provider of Sprint products and services in its service area. Some key points about these agreements are:

•	Each agreement lasts up to 50 years with an initial period of 20 years and three successive 10-year renewal periods.

•	Each agreement requires revenue sharing of 8% to Sprint and 92% to the Company, except that the Company retains 100% of the revenues from certain non-US Unwired Sprint subscribers traveling in the Company’s service area, merchandise sales and other revenues as defined in the management agreement with Sprint.

•	If the Company terminates or breaches the agreements, the Company may be required to sell its PCS business and network to Sprint or to purchase a portion of the Sprint licenses from Sprint.

•	If Sprint terminates or breaches the agreements, the Company may be able to sell its PCS business and network to Sprint or to purchase the Sprint licenses from Sprint.

•	In addition, through services agreements, the Company pays Sprint service fees for certain ‘back office’ functions such as customer service and billing performed by Sprint for the Company. The Company pays service fees to Sprint for a portion of the Company’s new subscribers activations as well recurring monthly fees for services performed for existing subscribers.

The Company also purchases other goods and services, such as handsets, from Sprint where Sprint has contracted with third party vendors. Sprint has entered into agreements with national retailers that sell handsets and service to new subscribers in the Company’s markets. Sprint pays these national retailers a new subscriber commission and provides handsets to them below cost, which the Company refers to as a handset subsidy. For new subscribers added in the Company’s markets by these national retailers, Sprint passes the costs of commissions and handset subsidies to the Company.

Litigation and Settlement with Sprint. As described under “Background of the Transaction” in Item 4 below, the Company is party to certain litigation with Sprint. In connection with the transactions contemplated by the Merger Agreement, Sprint, certain subsidiaries of Sprint, the Company, certain subsidiaries of the Company and Nextel Communications, Inc. (“Nextel”) entered into a Settlement Agreement and Mutual Release, dated July 10, 2005 (the “Settlement Agreement”). The summary of the Settlement Agreement contained in Section 11 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Settlement Agreement, which has been filed as Exhibit (e)(4) to this Statement and is incorporated in this Statement by reference.

Item 4. The Solicitation or Recommendation.

Recommendation. At a meeting of the Board held on July 10, 2005, the Board unanimously (i) determined the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the Company’s shareholders, (ii) adopted, authorized and approved the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, (iii) recommended that the Company’s shareholders approve the Merger Agreement and the Merger and (iv) recommended that the Company’s shareholders accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer. Accordingly, the Board unanimously recommends that the Company’s shareholders accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer.

Intent to Tender. After reasonable inquiry and to the best of the Company’s knowledge, each executive officer, director, affiliate and subsidiary of the Company currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all shares of Company Common Stock held of record or beneficially owned by such person or entity to Purchaser in the Offer (other than shares of Company Common Stock such person or entity has the right to purchase by exercising stock options).

Background of the Transaction.

Commercial Contacts with Sprint.

Beginning in the mid-1990s, Sprint PCS, a joint venture owned by Sprint and three other companies, established a nationwide wireless personal communications service (“PCS”) network (the “Sprint PCS Network”). To establish the network, Sprint PCS obtained FCC licenses through several related entities to provide seamless, integrated voice and data services to customers using wireless technology. The Sprint PCS Network operates in the 1900 MHz band spectrum and uses code division multiple access, or CDMA, technology.

In certain smaller markets, Sprint PCS, through various subsidiaries holding PCS licenses, entered into agreements with independent companies to build and operate a network carrying Sprint PCS services. Those independent companies are known as “Sprint PCS Affiliates.” The Sprint PCS Affiliates offer wireless services under Sprint’s brand on CDMA networks built and operated at the affiliates’ expense. The Company became a Sprint PCS Affiliate in 1998 when its subsidiary, Louisiana Unwired, L.L.C. (“Louisiana Unwired”), entered into a Sprint PCS Management Agreement with Sprint Spectrum L.P. and SprintCom, Inc. (the “1998 Louisiana Agreement”). The 1998 Louisiana Agreement covers 11 territories in Louisiana, Oklahoma, Texas and Arkansas. Sprint acquired the interests of the other partners in Sprint PCS in November 1998. The Company, through Louisiana Unwired, subsequently entered into a separate Management Agreement in 1999 (the “1999 Louisiana Agreement”) covering 30 territories in Alabama, Arkansas, Florida, Mississippi and Tennessee. Additionally, US Unwired, through its subsidiary Texas Unwired, entered into a Management Agreement in 2000 (the “Texas Agreement”) covering two territories in Texas. Finally, in 2002, the Company acquired Georgia PCS Management LLC, which, like Louisiana Unwired, had entered into a Management Agreement in 1998 (the “Georgia Agreement” and, together with the 1998 Louisiana Agreement, the 1999 Louisiana Agreement and the Texas Agreement, the “Management Agreements”). The Georgia Agreement covers seven territories in Georgia.

All of the Management Agreements were entered into in the ordinary course of business and not in contemplation of the Offer or the Merger. Each Management Agreement lasts up to 50 years with an initial period of 20 years and three successive 10-year renewal periods. Pursuant to these agreements, Sprint receives 100% of the revenue from Sprint PCS customers in the territories covered by the Management Agreements and then pays a fee to the Company equal to 92% of the collected revenues (except for certain basic trading areas set forth in the Addendum II to the 1998 Louisiana Agreement, where the Company receives 100% of the revenue and pays a fee to Sprint). The Company derives a significant portion of its revenues pursuant to the Management Agreements. Each of the Management Agreements is publicly available and is filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004.

Sprint and the Company are also parties to various service agreements, pursuant to which the Company pays Sprint for various “back office” functions such as customer service and billing.

Beginning with a conference call held on December 15, 2004, Sprint held periodic meetings with the Sprint PCS Affiliates (including the Company) through its Affiliate Executive Council with respect to matters relating to Sprint PCS Affiliates in light of the pending Sprint-Nextel merger. The Company representatives at these meetings were Robert W. Piper, the Company’s President and Chief Executive Officer, and Jerry E. Vaughn, the Company’s Chief Financial Officer.

Certain Litigation.

On July 11, 2003, the Company and two of its subsidiaries initiated a lawsuit (the “Initial Lawsuit”) against Sprint and certain of its affiliates in the United States District Court for the Western District of Louisiana. The suit alleged violations of the Racketeer Influenced and Corrupt Organizations Act (“RICO”), breach of fiduciary duty, breach of contract, and fraud alleged to have arisen out of Sprint’s conduct in its dealings with the Company. The Company was seeking monetary damages on its contractual claims, and further monetary damages in connection with its RICO, breach of fiduciary duty, and fraud claims. Certain of these claims were subsequently dismissed. Sprint filed its answer and a counterclaim against the Company and certain of its subsidiaries on April 8, 2004. The trial with respect to the Company’s RICO claim and two contractual claims and Sprint’s counterclaims began on June 20, 2005. Presentation of evidence concluded on June 30, 2005 and the parties had been awaiting the Court’s decision. In addition to the foregoing litigation, on June 21, 2005, the Company filed a separate lawsuit in the United States District Court of the Western District of Louisiana against Sprint and certain of its subsidiaries and Nextel Communications, Inc. (“Nextel”) asserting breach of contract and tortious interference with contract with respect to the Management Agreements arising out of the pending Sprint-Nextel merger. This new lawsuit also included a motion for a preliminary injunction seeking to enjoin Sprint’s pending merger with Nextel. A hearing of the Court on the motion for preliminary injunction had been scheduled for July 15, 2005. In connection with entering into the Merger Agreement, the Company and Sprint have entered in the Settlement Agreement with respect to all of the litigation described above, pursuant to which the parties agreed to a stay of this litigation and agreed to mutual releases that will become effective at the earlier of (a) the consummation of the Offer and (b) the consummation of an alternative transaction that is consummated within twelve (12) months after the termination of the Merger Agreement or as a result of, or pursuant to, any agreement with regard to an alternative transaction that is entered into within twelve (12) months after the termination of the Merger Agreement.

Background to the Offer/Merger

From time to time, the Company and its Board have, with their legal and financial advisors, reviewed and evaluated strategic opportunities and alternatives with a view towards enhancing shareholder value.

At a Board meeting held on January 25, 2005, the Board considered its strategic options in light of the pending Sprint-Nextel merger. Also present at the meeting were the Company’s legal advisors, Cahill Gordon & Reindel LLP (“Cahill”) and Jenner & Block LLP (“Jenner”). The Board discussed the Company’s rights and remedies under its Management Agreements with Sprint and discussed the likelihood that Sprint would be in breach of the exclusivity provisions of the Management Agreements in the event the pending Sprint-Nextel merger was consummated.

On March 22, 2005, Christopher J. Stadler, a director of the Company and managing director and a member of the steering committee of Investcorp, S.A., a global investment group, and Thomas J. Sullivan, a director of the Company and a managing director at Investcorp, met with the chief executive officer and chief financial officer of another company (“Company X”) to discuss potential strategic transactions between the Company and Company X.

On April 4 and 5, 2005, at meetings initiated by the Company, Steve Nielsen, a Senior Vice President of Sprint, and Douglas Lynn, Assistant Vice President—Strategic Alliances of Sprint, met with Messrs. Stadler and Sullivan. At that meeting, Mr. Stadler suggested a possible acquisition of the Company by Sprint, which would resolve the current litigation between them and any potential disputes arising out of the pending Sprint-Nextel merger, and indicated that the Company would not be willing to discuss an acquisition of the Company at a price below $6.00 per share.

In mid-April 2005, the chief financial officer of another company (“Company Y”) contacted Jerry E. Vaughn, the Company’s Chief Financial Officer, about a possible strategic transaction between the Company and Company Y.

At a Board meeting held on April 26, 2005, Mr. Vaughn reported to the Board about his contact from Company Y and presented an analysis of a possible strategic transaction with Company Y. In addition, Messrs. Stadler and Sullivan reported to the Board about their meetings with Sprint and Company X. The Board instructed management to continue discussions with Company Y and instructed Messrs. Stadler and Sullivan to continue discussions regarding a potential strategic transaction with Sprint and Company X.

In late April 2005, management interviewed several investments banks to act as financial advisors to the Company. Following these interviews, the Board approved the engagement of (x) Evercore Financial Advisors L.L.C. (“Evercore”) to provide financial advisory services to the Company, including with respect to potential strategic transactions and alternative transactions with Sprint as a result of amendments or restatements to the Management Agreements, and (y) Brown Brothers Harriman & Co. (“Brown Brothers”) to provide strategic and financial advisory services to the Company. In early May 2005, the Company entered into engagement letters with each of Evercore and Brown Brothers.

Throughout May 2005, senior management of the Company had several meetings with Evercore to discuss strategic alternatives, including with respect to strategic transactions with other companies and with respect to potential remedies relating to the pending Sprint-Nextel merger.

On May 24, 2005, Robert W. Piper, the Company’s President and Chief Executive Officer of the Company, Edward D. Moise, Jr., the Company’s Treasurer, and Mr. Vaughn met with representatives of Company Y. At this meeting, Company Y presented to the Company a non-binding outline of potential terms of a strategic transaction with the Company, which outline contained a range of valuations and reflected a transaction value at or below the current trading price of the Company’s common stock. The closing price of the Company’s common stock on May 24, 2005 was $5.03.

On May 24, 2005, Mr. Piper called Mr. Nielsen to inform him that the Company would be filing an objection to the pending Sprint-Nextel merger with the FCC. Later in the discussion, Messrs. Piper and Nielsen discussed the possibility that there might be a basis for a transaction to be consummated between the Company and Sprint.

On May 27, 2005, Messrs. Nielsen and Lynn, on behalf of Sprint, and Messrs. Piper, Stadler and Sullivan, on behalf of the Company, held a teleconference during which Mr. Stadler again indicated that the Company would not be willing to discuss an acquisition of the Company at a price below $6.00 per share.

On June 1, 2005, Mr. Nielsen communicated with Messrs. Piper, Stadler and Sullivan to indicate that although Sprint had not been interested in acquiring the Company in the past, Sprint would be a willing buyer at appropriate price and terms. Mr. Nielsen further communicated that while Sprint’s and the Company’s valuations of the Company were divergent, Sprint was interested in pursuing discussions among the companies and their financial advisors.

On June 2, 2005, Mr. Sullivan called Mr. Nielsen and reiterated the Company would not be willing to discuss an acquisition of the Company at a price below $6.00 per share but suggested the companies’ financial advisors meet to review the basis for the Company’s valuation. Mr. Nielsen agreed to instruct Sprint’s financial advisors to meet with the Company’s financial advisors.

On June 7, 2005, Messrs. Vaughn and Moise had a telephone conference with representatives of Company Y to further discuss a possible strategic transaction.

As had been agreed by Mr. Nielsen and Mr. Sullivan, on June 9, 2005, representatives from Citigroup Global Markets Inc. (“Citigroup”), Sprint’s financial advisor, and Evercore met to discuss the valuation of the Company. At this time, representatives from Evercore presented a valuation analysis of the Company. Evercore also indicated that the Company would not be willing to discuss any offers that were not for at least $6.00 per Share.

On June 30, 2005, at the request of Citigroup, representatives of Citigroup again met with representatives of Evercore. Citigroup presented a valuation analysis of the Company and communicated to Evercore that it was authorized by Sprint to make a proposal to acquire all of the outstanding shares of common stock of the Company at $5.50 per share.

Also on June 30, 2005 the chief executive officer of Company X called Mr. Stadler to discuss a potential stock-for-stock merger of Company X and the Company based on the price at which the Company’s shares of common stock were then trading. The closing price of the Company’s common stock on June 30, 2005 was $5.82.

Later on June 30, 2005, Evercore was authorized to pursue more discussions with Sprint and Citigroup with regard to a merger with Sprint and Mr. Stadler was authorized to, and Mr. Stadler did, contact Company X to request that Company X provide more specific terms and conditions relating to its earlier proposal.

On July 1, 2005, representatives from Evercore telephoned representatives from Citigroup and, on behalf of the Company, rejected the offer of $5.50 per share, but indicated that the Board of Directors would reject an offer of $5.75 per share but indicated that it thought that the Board of Directors may entertain an offer of $6.50 per share.

On July 2, 2005, representatives of Citigroup contacted representatives of Evercore to inform the Company that it believed that Sprint would entertain a transaction to consummate a merger at a price per share of $6.00. Evercore reiterated that it thought that the Board of Directors may entertain an offer of $6.50 per share.

On July 3, 2005, members of the Board had a telephone conference with representatives of Evercore, Brown Brothers, Cahill and management to discuss the ongoing negotiations with Sprint and, in particular Sprint’s offer of a merger at $6.00 per share.

Later on July 3, 2005, representatives of Evercore responded to representatives of Citigroup and communicated a proposal from the Company for the sale of the Company at $6.50 per share.

On July 4, 2005, members of the Board had a telephone conference with representatives of Evercore, Brown Brothers, Cahill and management to discuss the potential transaction with Sprint and concluded that they should seek to structure the transaction as a two-step transaction with a tender offer followed by a merger instead of a one-step merger in order to have the transaction close as quickly as possible.

On July 5, 2005, Citigroup communicated to Evercore that Sprint would be willing to offer $6.15 per Share provided that certain significant shareholders agreed to a lock-up of their stock and to vote in favor of the merger, that the parties agreed to a stay of the litigation between them and that the transaction be structured as a one-step merger.

Also on July 5, 2005, members of the Board had a telephone conference with representatives of Evercore, Brown Brothers, Cahill and management to discuss the ongoing negotiations with Sprint and, in particular Sprint’s offer of a merger at $6.15 per share.

Also on July 5, 2005, Evercore responded to Citigroup that it had been authorized to make a best and final offer of $6.25 per share, which would include a lock-up of significant shareholders, an agreement to stay the litigation between the Company and Sprint and a two-step transaction with a tender offer followed by a merger in order to deal with the Board of Directors concern about closing the transaction as quickly as possible.

Also on July 5, 2005, Citigroup indicated that they were authorized to accept, on behalf of Sprint, an offer price $6.25 per share, subject to Sprint board of directors approval, satisfactory negotiation of a definitive merger agreement and related agreements and completion of due diligence.

Also on July 5, 2005, the Company and Sprint entered into a confidentiality agreement to provide for the confidential treatment of information exchanged between the Company and Sprint, and Sprint sent the Company a due diligence request list. Sprint and its advisors began due diligence on July 5, 2005 and continued through July 10, 2005. Due diligence included in-depth discussions with senior management of the Company and its advisors and a review of financial and legal documents provided to Sprint.

On July 5, 2005, King & Spalding LLP, legal counsel to Sprint sent a draft merger agreement to the Company and its advisors. King & Spalding also sent a draft shareholders agreement, providing the terms and conditions upon which a number of the Company’s shareholders would agree to vote their shares of Company common stock in favor of the merger and the other transactions contemplated by the merger agreement. During the day on July 5, King & Spalding and Cahill discussed various aspects of the proposed merger, including whether it should include a tender offer.

On July 6, 2005, Cahill distributed comments to the merger agreement to Sprint and its advisors. During that day, counsel for both parties had telephonic discussions regarding proposed changes to the merger agreement. The parties’ respective legal counsel discussed issues arising from the revised merger agreement, including the conditions to the Offer, the scope of the representations and warranties and the events upon which the merger agreement could be terminated and a termination fee would be payable by the Company to Sprint. Sprint also conceded to the Company’s position that the transaction would be in the form of a tender offer followed by a cash merger. Legal counsel also discussed the general terms and conditions of a settlement agreement with respect to the litigation between Sprint and the Company.

On July 7, 2005, King & Spalding sent a draft settlement agreement to Cahill. In addition, they exchanged drafts of the merger agreement and the shareholders agreement and had several telephonic discussions regarding proposed changes to the terms of the agreements. On July 8, 2005, legal counsel continued to exchange and discuss drafts of the transaction documents.

In initial discussions regarding the settlement agreement, Sprint proposed that the litigation would be settled upon the closing of the Offer, if the Merger were terminated for reasons other than breach by Sprint or failure to obtain required regulatory approvals, or the Company entered into any agreement with respect to an alternative transaction within nine months of the termination of the merger agreement. The Company and its Board believed that the litigation should only be settled (other than in the case of the consummation of the transaction with Sprint) if the merger agreement was terminated and the Company subsequently consummated an alternative transaction with another party. After extensive negotiation, Sprint conceded to the Company’s position that the litigation would only be settled if the Offer is consummated or the merger agreement was terminated and the Company subsequently consummated an alternative transaction with another party and such transaction was consummated (or an agreement relating thereto was entered into) within twelve months of termination of the merger agreement. In addition, in initial drafts of the merger agreement, Sprint did not provide the Company with a right to terminate the merger agreement to pursue a Superior Proposal. The Company and its Board sought to obtain such a right. After extensive negotiations, Sprint informed the Company that it would not be willing to enter into the merger agreement if this point was not resolved in its favor. In exchange for Sprint dropping its point that the shareholders agreement should survive for six months after termination of the merger agreement, the Company agreed to Sprint’s proposal with respect to this matter.

On July 7, 2005, the Board held a special meeting to discuss the transactions and the transaction documents. Participating in the meeting were representatives from Evercore, Cahill, Jenner and Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P. (“Correro”), the Company’s Louisiana counsel. Representatives of Evercore made a formal presentation to the Board with regard to the question of whether the proposed transaction was fair from a financial point of view to the shareholders of the Company and responded to numerous questions from the Board. The members of the Board each received a copy of written materials regarding Evercore’s analysis of the proposed tender offer price and merger consideration, and the presentation by Evercore included a thorough review of the contents of this document. Upon the conclusion of the presentation, an Evercore representative stated his belief that his firm would be prepared to render a written opinion to the Board that the consideration to be received by the Company’s shareholders in the Offer and the Merger was fair, from a financial point of view, to the Company’s shareholders. Copies of the written fairness opinion, describing the assumptions made, matters considered and review undertaken by Evercore is attached to this Statement as Annex II. Attorneys from Jenner gave a presentation on the status of the litigation and the likelihood and timing of success at trial and on appeal, as well as potential recoveries by the Company. Attorneys from Cahill, Correro and Jenner responded to questions posed by the Board.

On July 8, 2005, legal counsel for the Company sent Sprint an initial draft of a license purchase agreement and legal counsel for Sprint sent the Company an initial draft of the spectrum lease agreement. These agreements provided for the sale of certain FCC licenses currently held by the Company to an affiliate of the Company and the lease of the licenses from the affiliate to the Company after consummation of the acquisition. On July 9 and July 10, 2005, legal counsel for the Company and Sprint continued to negotiate the terms of the merger agreement and related agreements and to exchange drafts of those agreements.

On Sunday, July 10, 2005, the Board held a special meeting to approve the transactions and the transaction documents. Participating in the meeting were representatives from Evercore, Cahill and Correro. Representatives of Evercore confirmed their opinion to the Board that, as of such date, the consideration to be received by the holders of Company Common Stock in the Offer and the Merger is fair from a financial point of view to such holders and subsequently delivered their written opinion with respect thereto. After extensive discussion, the Board unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the Company’s shareholders, (ii) adopted, authorized and approved the merger agreement, the Merger and the transactions contemplated by the merger agreement, (iii) recommended that the Company’s shareholders approve the merger agreement and the Merger by and (iv) recommended that the Company’s shareholders accept the Offer and tender their shares pursuant to the Offer.

Later on July 10, 2005, (i) the Company, Sprint and Purchaser executed the merger agreement, (ii) Sprint and various shareholders of the Company executed the shareholders agreement, (iii) the settlement agreement and mutual release among Sprint, certain subsidiaries of Sprint, the Company, certain subsidiaries of the Company and Nextel was executed and (iv) the license purchase agreement and spectrum lease agreement were executed. On the morning of July 11, 2005, the Company and Sprint issued a press release announcing the execution of the Merger Agreement and the terms of the proposed acquisition of the Company by Sprint.

Reasons for the Recommendation of the Board. In reaching its recommendation described in the first paragraph of this Item 4 regarding the transaction, the Board considered a number of factors, including, without limitation, the following:

1. US Unwired’s Operating and Financial Condition and Prospects. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company operates. Among other things, the Board considered factors such as the risks attendant to achieving the goals of the Company’s strategic plan, the challenges associated with the industry’s competitive environment and the uncertainty of the Company’s ability to compete as a Sprint PCS network affiliate as well as the uncertainty of the status of the Company’s business relationship with Sprint following consummation of the pending Sprint-Nextel Merger.

2. Transaction Financial Terms and Premium to Market Price. The Board considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Company Common Stock. The Offer Price and Merger Consideration of $6.25 per share of Company Common Stock to be paid in the Offer and the Merger, respectively, represents (A) a premium of 1.5% over $6.16, the closing price of Company Common Stock on the Nasdaq Small Cap Market on July 8, 2005, (B) a premium of 22.5% over $5.10, the closing price of the Company Common Stock on the NASDAQ Small Cap Market on June 8, 2005, one month prior to July 8, 2005, (C) a premium of 40.8% over $4.44, the closing price of the Company Common Stock on the OTC Bulletin Board on April 8, 2005, three months prior to July 8, 2005, and (D) a premium of 115.5% over $2.90, the closing price of the Company Common Stock on the OTC Bulletin Board on July 8, 2004, one year prior to July 8, 2005. In addition, as of July 8, 2005, the $6.25 price represents a total enterprise value to 2005 estimated earnings before interest, taxes, depreciation, and amortization (“EBITDA”) multiple of 13.3x compared to the peer median of 10.3x. This estimate is subject to the assumptions and qualifications contained in Section 7 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, and which is incorporated in this Statement by reference. The Board considered the form of consideration to be received by the Company’s shareholders in the Offer and the Merger, and the certainty of value of such cash consideration compared with stock consideration. The Board considered that the consideration to be received by the holders of Company Common Stock in the Offer and Merger would be taxable to such holders for federal income tax purposes. The Board considered that the transaction was not contingent on Sprint’s or Purchaser’s ability to secure financing commitments.

3. Effect of Transaction Structure on Minority Shareholders. The Board considered that all holders of Company Common Stock would receive the same consideration in the Offer and the Merger. The Board considered that shareholders of the Company who object to the Merger would be entitled to obtain “fair value” for their Company Common Stock if they exercise and perfect their appraisal rights under Louisiana law.

4. US Unwired’s Financial Advisors’ Fairness Opinion. The Board considered the presentation from Evercore, and the written opinion of Evercore Group Inc. dated as of July 10, 2005 (the “Fairness Opinion”), to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the $6.25 per share of Company Common Stock to be received by shareholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such shareholders. A copy of the Fairness Opinion, setting forth the procedures followed, the matters considered and the assumptions made by the Company’s financial advisors in arriving at their opinion, is attached as Annex II to this Statement and is incorporated in this Statement by reference. Evercore, in performing its analysis, attributed no value to the litigation with Sprint. Shareholders are urged to read the opinion in its entirety. The Fairness Opinion was provided for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. The Fairness Opinion addresses only the fairness from a financial point of view of the consideration to be received by the shareholders of the Company in the Offer and the Merger and does not constitute a recommendation to any shareholder as to whether to tender shares of Company Common Stock in the Offer or to vote in favor of the Merger. The Board was aware that the Company’s financial advisors become entitled to certain fees described in Item 5 upon the consummation of the Offer.

5. Strategic Alternatives. The Board considered the Company management’s strategic plan and trends in the industry in which the Company’s business operates and the strategic alternatives available to the Company, including the alternative to remain an independent public company, as well as the risks and uncertainties associated with such alternatives. The Board considered the results of the process that had been conducted by the Company’s financial advisors to assist the Board in its evaluation of strategic alternatives.

6. Timing of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all of the shares of Company Common Stock, which should allow shareholders to receive the Offer Price in a relatively short time frame, followed by the Merger, in which all shareholders will receive the same consideration as received by shareholders who tender their Company Common Stock in the Offer.

7. Alternative Transactions. The Board considered that under the terms of the Merger Agreement, although the Company is prohibited from soliciting alternative acquisition proposals (each an “Acquisition Proposal”) from third parties, prior to the acceptance of any shares of Company Common Stock for payment pursuant to the Offer, the Company may furnish information to, and negotiate or otherwise engage in discussions with, any individual or entity that delivers an unsolicited written proposal after the date of the Merger Agreement for an Acquisition Proposal if the Board determines in good faith, after consultation with its outside legal counsel, that it is required by its fiduciary duties under applicable laws and concludes in good faith, after consultation with its financial advisor, that such proposal is reasonably likely to lead to a Superior Proposal. A “Superior Proposal” means any proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an alternative transaction that the Board determines in its good faith judgment (after consultation with an independent financial advisor) to be more favorable to the holders of Company Common Stock than the Offer and the Merger, taking into account all relevant factors (including whether, in the good faith judgment of the Board after consultation with such independent financial advisor, the third party is reasonably able to finance the transaction, and any proposed changes to the Merger Agreement that may be proposed by Sprint in response to such alternative transaction). The Board further considered the Company’s rights and obligations under the Merger Agreement in the event that the Company or its representatives receives a Superior Proposal and the terms and conditions under which the Company would be permitted to change its recommendation from that described in the first paragraph of this Item 4. The Board considered such provisions in light of Sprint’s right to terminate the Merger Agreement, the Board’s right to change its recommendations to the Company’s shareholders and the ensuing obligations of the Company to pay to Sprint, in certain cases, a termination fee of $35 million. The Board also considered that, although the Company is not permitted to terminate the Merger Agreement upon receipt of a Superior Proposal, (x) shareholders (other than those party to the Shareholders Agreement) are free not to tender their shares in the Offer and the Minimum Condition may not be satisfied and (y) the Company could enter into and consummate an alternative transaction following the termination of the Merger Agreement for any reason, provided that it pay the termination fee to Sprint if it consummated an alternative transaction with another party and such transaction was consummated (or an agreement relating thereto was entered into) within twelve months of termination of the Merger Agreement. The foregoing terms and conditions are summarized in Section 11 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, and is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed with the SEC by the Company and has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference. The Board considered the effect of these provisions of the Merger Agreement. The Board also considered the views of its financial advisors expressed in this regard. The Board also considered the contacts that the Company had with various third parties regarding a potential transaction involving the Company and the fact that the Company had engaged in a vigorous exploration of its strategic options, as described above in the “Background” section of this Item 4.

8. Potential Conflicts of Interest. The Board was aware of the potential conflicts of interest between the Company, on the one hand, and (i) the Company’s executive officers, directors or affiliates or (ii) Sprint, Purchaser or their respective executive officers, directors or affiliates, on the other hand, as a result of the transactions contemplated by the Offer and the Merger (as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements”).

9. Settlement of Litigation. The Board, in reaching its decision to approve the Merger Agreement, considered the advice of Jenner & Block LLP, its legal advisor, with respect to the likelihood and timing of success, as well as potential recoveries, with respect to the litigation at trial and on appeal. The Board also considered the terms of the Settlement Agreement which provided that, upon termination of the Merger Agreement for any reason, the litigation would only be settled if the Company consummated an alternative transaction with another party and such transaction was consummated (or an agreement relating thereto was entered into) within twelve months of termination of the Merger Agreement. Overall, the Board determined that the settlement of the litigation in connection with the Offer and the Merger represented a favorable resolution of the litigation to the Company.

10. Risks that Transaction will not be Consummated and Effect on the Pending Sprint-Nextel Merger. The Board considered that a substantial percentage of the outstanding shares of Company Common Stock will be required to be tendered into the Offer in order for the Merger to be consummated. The Board also considered that shareholders owning approximately 25% of the Company’s common stock on a fully diluted basis would be agreeing to tender their shares in the Offer pursuant to the shareholder agreement. The Board was also aware that, in the event the Offer and the Merger are not consummated, the Company will no longer have the potential benefit of the preliminary injunction or the FCC objection described above relating to the pending Sprint-Nextel merger and the likelihood of consummation of the pending Sprint-Nextel merger would increase significantly. The Board also considered that the in the event the Offer and the Merger are not consummated, the Company would have other remedies available to it with respect to Sprint and Nextel.

The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that holders of shares of Company Common Stock tender their shares in the Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Evercore Financial Advisors L.L.C. is acting as a financial advisor to the Company in connection with the Offer and the Merger. Pursuant to the terms of the engagement letter executed with Evercore, the Company agreed to pay Evercore a success fee for its financial advisory services equal to (i) $3.0 million plus (ii) 1.25% of the difference between (x) the implied value for the equity of the Company upon a sale and (y) the Base Market Value of the Company. “Base Market Value” is determined by multiplying the number of fully-diluted shares of Company Common Stock by the average unaffected closing price of the Company Common Stock during the 20 business day period ending on the 10th business day prior to the announcement of a transaction. Based on the $6.25 per share price to be paid to the Company shareholders, the Company will owe Evercore a success fee of $5.9 million upon consummation of the Offer. As consideration for the delivery of the Fairness Opinion and pursuant to the terms of the engagement letter, the Company has paid Evercore a fee of $500,000 (which will be credited against the financial advisory services fee described in the preceding sentence). Pursuant to the engagement letter with Evercore, the Company has agreed to reimburse Evercore’s expenses and indemnify Evercore from certain liabilities arising out of its engagement.

Evercore, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the past, Evercore and its affiliates have provided financial advisory and financing services for the Company and Sprint unrelated to the Merger. Furthermore, Evercore and its affiliates may maintain relationships with the Company, Sprint and their respective affiliates.

Brown Brothers Harriman & Co. is also acting as a financial advisor to the Company in connection with the Offer and the Merger. Pursuant to the terms of the engagement letter executed with Brown Brothers, the Company has agreed to pay Brown Brothers a fee for its financial advisory services of $750,000, to reimburse Brown Brothers’s expenses and to indemnify Brown Brothers from certain liabilities arising out of its engagement. An affiliate of Brown Brothers, The 1818 Fund III, is a substantial shareholder of the Company and Lawrence L. Tucker, a member of the Board, is a general partner of Brown Brothers.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s shareholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of The Subject Company.

Except as described below, no transactions with respect to Company Common Stock have been effected by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Shares beneficially owned by the following executive officers and directors were sold during the past 60 days as follows:

Director/Officer	Date	Number of Shares	Price Per Share
Thomas G. Henning	June 1, 2005	40,000	Donation
Robert W. Piper	May 20, 2005	103,227	$5.30
Jerry E. Vaughn (1)	May 16, 2005	45,820	$5.2303
Michael D. Bennett (2)	May 31, 2005	9,200	$5.10
	June 1, 2005	100	$5.10
Harley Ruppert (3)	May 16, 2005 through July 7, 2005	90,000	$5.70

(1)	37,964 of such shares acquired pursuant to exercise of options at an exercise price of $1.13 per share and 7,856 of such shares acquired pursuant to exercise of options at an exercise price of $1.85 per share.

(2)	Shares acquired pursuant to exercise of options at an exercise price of $0.12 per share.

(3)	Shares held by Newport PCS Inc., a subsidiary of Newport Telephone Company, of which Mr. Ruppert is President. The price per share is an average sales price of the shares sold. The shares were sold pursuant to a Rule 10b5-1 plan.

Item 7. Purposes of The Transaction And Plans Or Proposals.

Except as set forth in this Statement, US Unwired is not currently undertaking or engaged in any negotiations in response to the Offer or subsequent Merger that relate to or would result in: (a) a tender offer for or other acquisition of Company Common Stock by the Company, or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle or signed agreements in response to the Offer or subsequent Merger that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

State Anti-Takeover Laws—Louisiana. The Company is incorporated under the laws of the State of Louisiana. In general, in the event of a “business combination”, which is defined to include mergers, with a Louisiana corporation, Section 133 of the LBCL requires the affirmative vote of at least (i) 80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by any “interested shareholder” who is a party to the business combination. Under the LBCL the term “interested shareholder” includes a person who has the right to acquire 10% or more of the corporation’s outstanding voting stock or an affiliate of the corporation who at any time within the two-year period immediately prior to the date in question owned, directly or indirectly, 10% or more of the corporation’s outstanding voting stock. The Company’s Articles of Incorporation provide that the provisions of Sections 132 through 134 of the LBCL will not apply to the Company.

Sections 135 through 140.2 of the LCBL provide that in the event that any person acquires shares entitling the person to exercise at least one-fifth of the voting power of a corporation that is an “issuing public corporation” (a “control share acquisition”), the shares so acquired have only the voting rights that are conferred by the shareholders of the corporation by a vote of the shareholders, unless the corporation’s articles of incorporation or bylaws in effect prior to the control share acquisition provide that the provisions of Section 135 through 140.2 of the LBCL do not apply to control share acquisitions of shares of the corporation. The Company’s Articles of Incorporation provide that the provisions of Sections 135 through 140.2 of the LBCL will not apply to control share acquisitions of Company Common Stock.

State Takeover Laws—Other. A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business therein. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Act, which as a matter of state securities law made takeovers of corporations meeting certain requirements more difficult, and the reasoning in such decision is likely to apply to certain other state takeover statutes. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and in particular those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

If any state takeover statute is found applicable to the Offer, the Purchaser might be unable to accept for payment or purchase shares of Company Common Stock tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase or pay for any shares of Company Common Stock tendered.

Dissenters’ Rights. Holders of shares of Company Common Stock will not have dissenters’ rights in connection with the Offer. However, if the Merger is consummated, holders of shares of Company Common Stock may have dissenters’ rights.

Under Section 131 of the LBCL, if the Merger Agreement is approved by less than 80% of the outstanding shares of Company Common Stock, the Company shareholders who file a written objection to the Merger prior to or at the meeting at which the vote on the Merger is taken and who vote against the Merger have the right to dissent. Any Company shareholder electing to exercise such right must demand in writing to be paid in cash the fair cash value of such shares as of the day before the meeting, as determined by agreement between such shareholder and the Company or by a state district court in Louisiana, if the shareholder and the Company are unable to agree upon the fair cash value. If the Merger Agreement is approved by the holders of 80% or more of the outstanding shares of Company Common Stock, Section 131 of the LBCL provides that no Company shareholder will have dissenters’ rights. However, if the Merger occurs under the “short form” merger provisions of Section 112(G) of the LBCL, which the Purchaser can accomplish if it acquires at least 90% of the outstanding shares of Company Common Stock, the Company’s shareholders shall have dissenters’ rights without regard to the proportion of the voting power that approved the Merger and despite the fact that the Merger was not approved by vote of the Company’s shareholders. In the case of a merger pursuant to Section 112(G) of the LBCL, the dissenting shareholder need not file an objection with the Company nor vote against the Merger, but need only demand in writing to be paid the cash value of such shares as of the day before the Merger certificate is filed with the secretary of state. A person who is a beneficial owner, but not a registered owner, of shares who wishes to exercise the rights of a dissenting shareholder under the LBCL cannot do so in his own name and should have the record ownership of the shares transferred to his name or instruct the record owner thereof to take all required action to comply on his behalf with the procedures under Section 131 of the LBCL.

Any shareholder of record contemplating exercising dissenters’ right is urged to review carefully the provisions of Section 131 of the LBCL, particularly the procedural step required to perfect dissenters’ rights thereunder. Dissenters’ rights will be lost if the procedural requirements of Section 131 are not fully satisfied.

Dissenters’ rights cannot be exercised at this time. In connection with the Merger, the Company will provide additional information to the holders of shares of Company Common Stock concerning their dissenters’ rights and the procedures to be followed in order to perfect their dissenters’ rights before any action has to be taken in connection with such rights.

Antitrust. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer, the acquisition of Company Common Stock under the Offer may be consummated following the expiration of a 15 day waiting period following the filing by Sprint of a Premerger Notification and Report Form with respect to the Offer, unless Sprint receives a request for additional information or documentary material from the Department of Justice, Antitrust Division (the “Antitrust Division”) or the Federal Trade Commission (“FTC”) or unless early termination of the waiting period is granted. Sprint has informed the Company that Sprint expects to make this filing on July 18, 2005 and accordingly, the 15-day waiting period will expire on August 2, 2005 unless Sprint receives a request for additional or documentary material from the Antitrust Division. If, within the initial 15 day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the tenth day after the date of substantial compliance by all parties receiving such requests. Complying with a request for additional information or documentary material can take a significant amount of time.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser’s proposed acquisition of the Company. At any time before or after the Purchaser’s acquisition of Company Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Company Common Stock pursuant to the Offer or the consummation of the Merger, or seeking the divestiture of Company Common Stock acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Sprint or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer, the consummation of the Merger or the tender of the Company Common Stock pursuant to the Shareholders Agreement on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, the Purchaser will not be obligated to proceed with the Offer or the purchase of any shares of Company Common Stock not theretofore purchased pursuant to the Offer.

FCC Approval. Under the Communications Act of 1934, as amended, and the rules, regulations and policies of the FCC promulgated thereunder, no licenses or authorizations granted by the FCC may be transferred or assigned except upon application to the FCC and upon finding by the FCC that the public interest, convenience and necessity will be served thereby. It is contemplated that, prior to the consummation of the Offer and pursuant to the applicable FCC approval, the Company’s FCC licenses will be assigned to Cameron and the Spectrum Lease will go into effect.

Assuming that the FCC approval for the Cameron Transactions is obtained, no other approvals of the FCC are required for the Offer or the Merger to be consummated. In the event that the Cameron transactions are not approved by the FCC within thirty-five (35) days of the date of the Merger Agreement (or such lesser time as Sprint, the Purchaser and the Company agree), then the Company and Sprint have agreed to seek FCC approval for the transfer of control of the FCC licenses to Sprint.

Louisiana Public Service Commission Approval. Certain subsidiaries of Sprint and the Company are authorized to provide certain telecommunications services in Louisiana. Pursuant to the Louisiana Public Service Commission’s (“Louisiana Commission”) General Order issued March 18, 1994, Sprint and the Company are required to jointly submit a “Request for Letter of Non-Opposition” with respect to the Offer or the Merger. Sprint and the Company filed the joint request letter with the Louisiana Commission on July 11, 2005. The Louisiana Commission typically grants 15 days following publication in the Commission’s Official Bulletin for persons to intervene in such matters. Absent intervention, such requests are typically processed and approved administratively, without the need for a Commission vote.

Section14(f) Information Statement. The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company’s Board other than at a meeting of the Company’s shareholders and the information therein is incorporated in this Statement by reference.

Short-FormMerger Provisions. Under Section 112(G) of the LBCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares, Purchaser will be able to effect the Merger after consummation of the Offer as a short form merger without a vote of the Company’s shareholders.

Certain Litigation. On August 25, 2004, Don Feyler, derivatively on behalf of the Company, filed a shareholder derivative action against certain of the Company’s executive officers and directors and against the Company as a nominal defendant, filed in the United States District Court for the Eastern District of Louisiana, as described in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. On June 13, 2005, defendants moved to dismiss this action. The motion is currently pending before the court.

Subsequent to the public announcement of the execution of the Merger Agreement, on July 12, 2005, plaintiff filed a motion for leave to file a Verified Second Amended Shareholder Derivative and Class Action complaint. In the proposed amended complaint, plaintiff seeks to add an additional claim against the Company’s current directors for breach of the duties of care, loyalty, candor and independence owed to the public shareholders of the Company. Plaintiff alleges that the current directors have violated their fiduciary duties by entering into the Merger Agreement with Sprint to insulate themselves from liability and without regard to the fairness of the transaction to the Company’s shareholders. Plaintiff’s proposed amended complaint alleges the new claim as a putative class action, seeks to enjoin the Merger, and requests other relief including an undisclosed amount of damages, costs, and expert and attorney fees. The motion for leave is expected to be heard on August 3, 2005. As of July 15, 2005, plaintiff had not asked the court to set a date for any injunction motion.

The information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9. Exhibits

The following exhibits are filed with this statement.

Exhibit No.	Description
(a)(1)	Letter to Shareholders of US Unwired Inc., dated July 15, 2005, from Robert Piper, President and Chief Executive Officer of US Unwired Inc.

(a)(2)	Offer to Purchase, dated July 15, 2005 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Sprint Corporation and UK Acquisition Corp., filed on July 15, 2005).

(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Sprint Corporation and UK Acquisition Corp., filed on July 15, 2005).

(a)(4)	Opinion of Evercore Group Inc., dated July 10, 2005 (included as Annex II to this Statement).

(a)(5)	Press release dated July 11, 2005 (incorporated by reference to Exhibit 99 to the Current Report on Form 8-K filed by US Unwired Inc. on July 11, 2005).

(a)(6)	Email message sent to US Unwired employees by Robert Piper, President and Chief Executive Officer of US Unwired, dated July 11, 2005.

(e)(1)	Agreement and Plan of Merger, dated July 10, 2005, by and among Sprint, UK Acquisition Corp. and US Unwired Inc. (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by US Unwired on July 11, 2005).

(e)(2)	Section 14(f) Information Statement of US Unwired Inc., dated July 15, 2005 (included as Annex I to this Statement).

(e)(3)	Shareholders Agreement, dated as of July 10, 2005, by and among Sprint, William L. Henning, William L. Henning, Jr., John A. Henning, Sr., Thomas G. Henning, Lena B. Henning, John A. Henning Exempt Class Trust No. 1, William L. Henning, Jr. Exempt Class Trust No. 1, Thomas G. Henning Exempt Class Trust No. 1, Cameron Communications, L.L.C. and The 1818 Fund III, L.P. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Sprint and UK Acquisition Corp., filed on July 15, 2005).

(e)(4)	Settlement Agreement and Mutual Release, entered into as of July 10, 2005, by and among Sprint Corporation, Sprint Spectrum L.P., WirelessCo, L.P., SprintCom, Inc., Nextel Communications, Inc., US Unwired Inc., Louisiana Unwired L.L.C., Texas Unwired, and Georgia PCS Management, L.L.C. (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Sprint and UK Acquisition Corp., filed on July 15, 2005).

(e)(5)	Agreement for Purchase and Sale of FCC Licenses, dated as of July 10, 2005, among Louisiana Unwired L.L.C. and Cameron Communications L.L.C. (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Sprint and UK Acquisition Corp., filed on July 15, 2005).

(e)(6)	Short-Term De-Facto Transfer Spectrum Lease Agreement, dated as of July 10, 2005, between Cameron Communications L.L.C. and Louisiana Unwired L.L.C. (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Sprint and UK Acquisition Corp., filed on July 15, 2005).

(e)(7)	Confidentiality Agreement, dated as of July 5, 2005, between Sprint Corporation and US Unwired Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule TO of Sprint and UK Acquisition Corp., filed on July 15, 2005).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

US UNWIRED INC.

By:	/s/ Jerry E. Vaughn
Name: Jerry E. Vaughn
Title: Chief Financial Officer

Dated: July 15, 2005

Annex I

US Unwired Inc.

901 Lakeshore Drive

Lake Charles, Louisiana 70601

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about July 15, 2005 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) of US Unwired Inc., a Louisiana corporation (“US Unwired”, the “Company”, “we” or “us”). You are receiving this Information Statement in connection with the possible appointment of persons designated by UK Acquisition Corp., a Louisiana corporation (“Purchaser”) and a wholly-owned subsidiary of Sprint Corporation, a Kansas corporation (“Sprint”), to a majority of seats on the Board of Directors of US Unwired (the “US Unwired Board” or “our Board”). On July 10, 2005, US Unwired entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sprint and Purchaser, pursuant to which Purchaser has commenced a tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (“US Unwired Common Stock”), of US Unwired (the “Shares”) at a price of $6.25 per share (the “Offer Price”), net to seller in cash, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated July 15, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of US Unwired and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Sprint and Purchaser with the Securities and Exchange Commission (the “Commission”) on July 15, 2005. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Louisiana Business Corporation Law (the “LBCL”), Purchaser will be merged with and into US Unwired (the “Merger”). Following consummation of the Merger, US Unwired will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Sprint. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by Sprint or any of its subsidiaries (including Purchaser) and Shares held by stockholders of US Unwired who properly demand dissenters’ rights and comply with Section 131 of the LBCL relating to dissenters’ rights of appraisal) will be converted into the right to receive the same amount of cash per Share that is paid pursuant to the Offer (the “Merger Consideration”).

The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex I, which was filed by US Unwired with the Commission on July 15, 2005 and which is being mailed to stockholders of US Unwired along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth in this Information Statement supplements certain information set forth in the Statement. Information set forth in this Information Statement related to Sprint, Purchaser or Purchaser’s Designees (as defined below) has been provided to US Unwired by Sprint, and US Unwired assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

Purchaser will commence the Offer on Friday, July 15, 2005. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on August 11, 2005, unless Purchaser extends it.

GENERAL

US Unwired Common Stock is the only class of equity securities of US Unwired outstanding that is entitled to vote at a meeting of the stockholders of US Unwired. Each share of US Unwired Common Stock is entitled to one vote. As of June 30, 2005, there were 164,743,371 outstanding Shares, of which Sprint and Purchaser owned no shares.

RIGHT TO DESIGNATE DIRECTORS AND PURCHASER’S DESIGNEES

The Merger Agreement provides that, promptly upon the acceptance of Shares pursuant to the Offer representing at least a majority of the outstanding Shares on a fully diluted basis (the “Appointment Time”), and from time to time thereafter, Purchaser is entitled to designate up to such number of directors (“Purchaser’s Designees”), rounded up to the nearest whole number constituting, on the US Unwired Board as will give Purchaser representation on the US Unwired Board equal to the product of the number of directors on the US Unwired Board (giving effect to any increase in the number of directors so elected pursuant to such provisions) and the percentage that such number of Shares so purchased bears to the total number of Shares then outstanding.

The Merger Agreement provides that US Unwired will, upon request of and as specified by Purchaser, promptly either increase the size of the US Unwired Board or secure the resignation of such number of directors as is necessary to enable Purchaser’s Designees to be so elected and to cause Purchaser’s Designees to be so elected. The Merger Agreement also provides that US Unwired, at the request of Purchase, will cause Purchaser’s Designees to constitute at least the same percentage as is on the US Unwired Board of each committee of the US Unwired Board, to the extent permitted by law and the rules of any stock exchange or trading market on which the US Unwired Common Stock is listed or traded.

Notwithstanding the foregoing, in the event that Purchaser’s Designees are elected or designated to the US Unwired Board, then, until the Effective Time, the Merger Agreement provides that the parties shall cause the US Unwired Board to have at least two members who were directors on the date of the Merger Agreement.

Set forth below are the name, current business address, citizenship, present principal occupation or employment history (covering a period of not less than five years) of each person that Purchaser has informed the Company that it will select as a Purchaser Designee. The business address of each person is: c/o Sprint Corporation, 6200 Sprint Parkway, Overland Park, Kansas 66251. All persons listed below are citizens of the United States.

Name	Present principal occupation or employment; material positions held during the past five years

Robert J. Dellinger

Robert J. Dellinger, 45, is Executive Vice President and Chief Financial Officer of Sprint Corporation, a position he assumed in June 2002. Before joining Sprint, Mr. Dellinger was President and Chief Executive Officer of GE Frankona Re based in Munich, Germany since 2000. From 2001 to 2002, he also served as President and Chief Executive Officer of General Electric’s Employer’s Reinsurance Corporation’s Property and Casualty Reinsurance Business in Europe and Asia. From 1997 to 2000, he served as Executive Vice President and Chief Finance officer of General Electric’s Employer’s Reinsurance Corporation.

Gary D. Forsee

Gary D. Forsee, age 55, is Chairman and Chief Executive Officer of Sprint Corporation. He is a director of Goodyear Tire & Rubber Co. Before becoming the Chief Executive Officer of Sprint in March 2003, Mr. Forsee served as Vice Chairman—Domestic Operations of BellSouth Corporation since January 2002, Chairman of Cingular Wireless since late 2001 and President of BellSouth International since 2000, before which he served as Executive Vice President and Chief Staff Officer beginning in 1999. He has been a director of Sprint since 2003.

Len J. Lauer

Len J. Lauer, age 48, is President and Chief Operating Officer of Sprint Corporation, a position he assumed in September 2003. Previously, Mr. Lauer served as President of Sprint PCS since September 2002. Mr. Lauer joined Sprint in 1998 from Bell Atlantic—New Jersey. He was President of Sprint’s Consumer Services Group in Global Markets Group in 1999 and became President of Sprint Business in May 2000. Six months later, Mr. Lauer served as President of the Global Markets Group.

Sprint and Purchaser have informed the Company that each of the individuals listed above has consented to act as a director of the Company, if so designated. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1. None of the Purchaser Designees is currently a director of, or holds any position with, the Company. Sprint and Purchaser have advised the Company that, to their knowledge, none of the Purchaser Designees has a familial relationship with any director or executive officer of the Company or beneficially owns any securities (or any rights to acquire any such securities) of the Company. The Company has been advised by Sprint and Purchaser that, to their knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, other than transactions between Sprint, Purchaser and the Company that have been described in the Schedule TO or the Statement.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Current Directors

Our Articles of Incorporation provide for three classes of directors, with one class to be elected at each annual meeting for a three-year term. The following table sets forth certain information as of June 30, 2005, with respect to each of our current directors. Unless otherwise indicated, each person has been engaged in the principal occupation shown for the past five years.

Name	Age	Principal Occupation	Year First Became Director

Directors whose terms expire in 2007 (Class I Directors)

Henry P. Hebert, Jr.	79	Owner, HP Hebert Oil Properties	2000
Thomas G. Henning(2)	45	Secretary and General Counsel of the Company	1988	(3)
Thomas J. Sullivan(1)	42	Managing Director, Investcorp, S.A.	2002

Directors whose terms expire in 2008 (Class II Directors)

Robert W. Piper	46	President and Chief Executive Officer	1997
Christopher J. Stadler(1)	40	Managing Director, Investcorp, S.A.	2002

Directors whose terms expire in 2006 (Class III Directors)

William L. Henning, Jr.(2)	52	Chairman of our Board	1988	(3)
Lawrence C. Tucker(4)	62	General Partner, Brown Brothers Harriman & Co.	1999
Harley M. Ruppert(1)	59	President, Newport Telephone Co.	2002

(1)	Messrs. Ruppert, Sullivan and Stadler were selected pursuant to our agreement in connection with our acquisition of IWO Holdings, Inc., to permit Investcorp, S.A., to nominate a specified number of persons for election to our Board.
(2)	William L. Henning, Jr. and Thomas G. Henning are brothers.
(3)	The date the named person first became a director of our predecessor company.
(4)	Mr. Tucker was selected pursuant to our agreement with The 1818 Fund III, LLP, to permit it to nominate at least one person for election to our Board.

Henry P. Hebert, Jr. has been since 1962 the owner of H.P. Hebert Oil Properties, which is involved in oil and gas exploration, production management and operating and producing property acquisitions. Mr. Hebert has also served as Chairman of the Board of Trustees for Lafayette General Medical Center in Lafayette, LA since 1999.

Thomas G. Henning has been General Counsel and Secretary since 1994.

Thomas J. Sullivan has been an executive of Investcorp, S.A., a global investment group (“Investcorp”), or one or more of its wholly-owned subsidiaries since April 1996. Mr. Sullivan is also a director of Werner Holding Co. (DE), Inc.

Robert W. Piper has been our President since 1995 and was named Chief Executive Officer in 2000. He was our Chief Operating Officer from 1995 to 2000.

Christopher J. Stadler has been an executive of Investcorp or one or more of its wholly-owned subsidiaries since April 1996 and is currently a member of its Steering Committee. Mr. Stadler is also a director of Werner Holding Co. (DE), Inc., and Saks Incorporated.

William L. Henning, Jr. was our Chief Executive Officer from 1988 to 2000, when he became Chairman of our Board. He was also Chairman and Chief Executive Officer of Xspedius Holding Corp. or its predecessor company from 1998 to 2002.

Lawrence C. Tucker has been a general partner of Brown Brothers Harriman & Co. since 1979 and currently is a member of the Steering Committee of the firm’s partnership. He is also a director of Trinsic, Inc., National Healthcare Corporation, VAALCO Energy Inc., Xspedius Communications Co. LLC and Xspedius Holding Corp.

Harley M. Ruppert has been employed since 1978 by Newport Telephone Company, Inc., most recently as President, and in 2000 he acquired a controlling interest in that company. Mr. Ruppert is also President and Chief Executive Officer of NTCNet Inc., the holding company of Newport Telephone Company, Inc.

Compensation of Directors

Our non-salaried directors receive cash, restricted stock and stock options in respect of their Board service. Beginning in 2004, each non-salaried director receives an annual fee of $20,000, and the audit committee chairman receives an additional $12,000 fee. Beginning in 2005, non-salaried directors also receive $1,000 for each Board or committee meeting attended. For each year of service beginning in 2005, each non-salaried director will also receive 4,000 restricted shares of our Common Stock and options to buy 5,000 shares of our Common Stock. The restricted shares and options vest after four years from the date of grant.

In addition, Mr. Hebert received a fee of $20,000 in 2003 for serving as an independent committee in connection with our bond exchange offer.

Current Executive Officers

The following table presents information with respect to our executive officers as of June 30, 2005:

Name	Age	Position
William L. Henning, Jr.	51	Chairman of the Board of Directors
Robert W. Piper	46	President, Chief Executive Officer and Director
Jerry E. Vaughn	60	Chief Financial Officer
Thomas G. Henning	45	Secretary and General Counsel and Director
Michael D. Bennett	40	Senior Vice President Sales and Distribution
Paul Clifton	50	Chief Technical Officer

William L. Henning, Jr. is Chairman of our Board of Directors and has been a director of US Unwired or our predecessor company since 1998. From 1988 to 2000, he was our Chief Executive Officer.

Robert W. Piper has been our President since 1995 and was named Chief Executive Officer in 2000. He served as our Chief Operating Officer from 1995 to 2000.

Jerry E. Vaughn has served as our Chief Financial Officer since June 1999.

Thomas G. Henning has been General Counsel and Secretary since 1994.

Michael D. Bennett served as Vice President and Chief Operating Officer from August 2001 to April 2002 and currently serves as Senior Vice President Sales and Distribution. He served as our Vice President-Southern Sales and Operations from April 2002 to December 2002 and was Vice President and General Manager of

Wireless Operations from his date of hire in January 2000 until his promotion in August 2001. He has 16 years of telecommunications experience and during the balance of the last five years held various positions with PrimeCo, a telecommunication company, including area director and sales and marketing director in Jacksonville, Florida, and director of strategy and planning in Dallas, Texas. He has also worked in various management positions with two other telecommunication companies, U.S. Intelco Networks in Olympia, Washington and CenturyTel, Inc. in Monroe, Louisiana.

Paul J. Clifton has served as our Vice President and Chief Technical Officer since November 2001. He was Vice President of Research and Development since 1998. From 1994 to 1998, he was our Vice President for Engineering and Technical Services. From his hire in 1988 to 1994, he served us in various capacities such as manager of network systems and traffic manager.

GOVERNANCE OF THE COMPANY

Committees

The Board has an Audit Committee, the members of which are currently Messrs. Sullivan (Chairman), Hebert and Ruppert. The responsibilities of the Audit Committee, which held eight meetings last year, are set forth in the Charter of the Audit Committee, which was reproduced as Appendix A to the proxy statement for the 2004 annual meeting. The Board also has a Compensation Committee, the members of which are Messrs. Tucker (Chairman), Hebert and Stadler. This committee, which held 5 meetings last year, is responsible for determining the compensation of our officers and key employees and administering our incentive compensation plans. The Board does not have a nominating committee; however, a majority of our independent directors approves all nominees for election to the Board.

Board Independence and Attendance

The Board has determined that each of Messrs. Tucker, Hebert, Stadler, Sullivan and Ruppert meet the definition of independence of the NASDAQ National Market System. The Board has also determined that Thomas J. Sullivan, Chairman of the Audit Committee, meets the definition of “Audit Committee Financial Expert” within the meaning of that term as defined by the SEC. The Board does not have a policy regarding Board member attendance at the annual stockholders meeting, but such meeting is normally established in connection with a Board meeting to be held immediately after the shareholder’s meeting. All Board members but one attended the 2004 and 2005 annual meetings.

During 2004, the Board held seven meetings. All of the members of the Board attended more than 75% of the aggregate of the Board meetings and meetings held by all committees of the Board on which the director served during the periods that the director served.

In 2005, our independent directors plan to meet in executive sessions on a regular basis without any members of management or non-independent directors present. Stockholders and other interested parties desiring to communicate with any independent director and/or the independent directors as a group regarding us may direct such correspondence to our Secretary at 901 Lakeshore Drive, Lake Charles, Louisiana 70601.

Code of Ethics and Business Conduct

The Board has adopted a Code of Ethics for our Chief Executive Officer, Chief Financial Officer and Controller. The Board has also adopted a Code of Ethics and Standards of Conduct that is applicable to all our directors, officers and employees. Both of these codes are available on the “Investor Relations” section of our internet website, www.usunwired.com. The purpose of these codes is to, among other things, deter wrongdoing and promote honest and ethical conduct; full, fair, accurate, timely and understandable disclosure in our filings with the SEC and public communications; compliance with applicable laws, rules and regulations; the prompt internal reporting of violations and accountability.

Nomination Process

The Board does not have a nominating committee or other committee performing similar functions. A majority of our independent directors does, however, approve all nominees for election, and a shareholder who desires a person to be considered as a director should address any communication to our Chairman of the Board at our address, following the procedures described below. Similarly, a shareholder who wishes to communicate with the Board on any other subject should direct his communications to our Secretary, who will be responsible for disseminating such communications to the Board.

Other than the Board, only shareholders entitled to vote for the election of directors who have complied with the procedures of our Bylaws may nominate a person for election. To do so, the shareholder must have given written notice to us in accordance with the procedures outlined in the proxy statement for our 2005 annual meeting.

Nominees for election to the Board must possess certain basic personal and professional qualities in order to properly discharge their fiduciary duties to shareholders, provide effective oversight of our management and monitor our adherence to principles of sound corporate governance. The Board seeks directors with integrity and proven business judgment, management ability and a diverse mix of backgrounds, experiences, geography, gender and ethnicity, including:

•	Experience serving as a chief executive officer or other senior corporate executive;

•	International business experience;

•	Telecommunications industry experience; and

•	Finance, accounting or banking experience.

These are only threshold criteria, however, and the Board will also consider the contributions that a candidate can be expected to make to the collective functioning of the Board based upon the totality of the candidate’s credentials, experience and expertise, the composition of the Board at the time, and other relevant circumstances.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information concerning the beneficial ownership of our outstanding Common Stock as of June 30, 2005, by each director and nominee for director and each current executive officer identified under the heading “Executive Compensation—Summary of Executive Compensation” (“Named Executive Officers”) and by all directors and current executive officers as a group, determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934. Unless otherwise indicated in this table or the notes under “Stock Ownership of Certain Beneficial Owners,” the securities shown are held with sole voting and investment power.

Beneficial Owner	Number of Shares		Percent
Directors and Nominees
Henry P. Hebert, Jr.	20,000	(1)	*
Thomas G. Henning	10,326,270	(1)	6.27
Robert W. Piper	1,020,084	(1)	*
William L. Henning, Jr.	10,265,720	(1)	6.23
Lawrence C. Tucker	10,038,418	(2)	6.09
Harley Ruppert	436,421	(3)	*
Christopher Stadler	0		*
Thomas Sullivan	0		*

Named Executive Officers Who Are Not Directors
Jerry E. Vaughn	472,143	(1)	*
Michael D. Bennett	174,810	(1)	*
Paul J. Clifton	202,344	(1)	*

All Directors and Executive Officers as a group (11 persons)	32,955,200		20.00

*	Less than one percent
(1)	Includes shares of Common Stock that the named persons have, or will have within 60 days, the right to acquire pursuant to stock options, as follows: Mr. Hebert, 5,000 shares; Mr. Thomas G. Henning, 771,502; Mr. Piper, 1,020,084; Mr. William Henning, Jr., 1,426,308; Mr. Vaughn, 472,143; Mr. Bennett, 174,810; and Mr. Clifton 202,344.
(2)	Consist of shares owned by The 1818 Fund III, LLP. See note 5 under “Stock Ownership of Certain Beneficial Owners.”
(3)	Consist of shares owned by Newport PCS Inc., a subsidiary of Newport Telephone Company, of which Mr. Ruppert is President, and 61,337 shares Newport PCS has the right to acquire pursuant to currently exercisable warrants.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following, to our knowledge, are the only beneficial owners of more than 5% of our outstanding Common Stock, determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 as of June 30, 2005. Unless otherwise indicated, all shares shown as beneficially owned are held with sole voting and investment power.

Beneficial Owner	Number of Shares		Percent
William L. Henning	8,705,404	(1)	5.28
William L. Henning, Jr.	10,265,720	(2)	6.23
John A. Henning	9,326,340	(3)	5.66
Thomas G. Henning	10,326,270	(4)	6.27
Lawrence C. Tucker	10,038,418	(5)	6.09
The 1818 Fund III, L.P.	10,038,418	(5)	6.09

(1)	Includes 111,838 shares held by William L. Henning as custodian for the minor children of Thomas G. Henning, 4,134,528 shares owned by his wife and 2,634,842 shares owned by Cameron Communications LLC, all of which shares he disclaims beneficial ownership. Also includes his proportionate interest in 177,427 shares held by a general partnership and 79,956 shares he has the right to acquire pursuant to options currently exercisable or exercisable within 60 days. William L. Henning’s address is 101 E. Thomas Street, Sulphur, LA 70663.
(2)	Includes 1,426,308 shares he has the right to acquire pursuant to options and his proportionate interest in 177,427 shares held by a general partnership. Mr. Henning’s address is 901 Lakeshore Drive, Lake Charles, LA, 70601.
(3)	Includes 79,956 shares he has the right to acquire pursuant to options and his proportionate interest in 177,427 shares held by a general partnership. Mr. Henning’s address is 101 E. Thomas Street, Sulphur, LA, 70663.
(4)	Includes 348,383 shares held as custodian for the minor children of John A. Henning and William L. Henning, Jr., of all of which shares he disclaims beneficial ownership, and 771,502 shares he has the right to acquire pursuant to options. Excludes 111,838 shares held by William L. Henning, as custodian for the minor children of Thomas G. Henning. Also includes 1,241,992 shares held as trustee for the minor children of William L. Henning, Jr. and John A. Henning, 620,996 shares held as trustee for his minor children, and 10,000 shares held as custodian for his minor children, all of which shares he disclaims beneficial ownership. Also includes his proportionate interest in 177,427 shares held by a general partnership. Thomas G. Henning’s address is 901 Lakeshore Drive, Lake Charles, LA 70601.
(5)	Mr. Tucker, a general partner of Brown Brothers Harriman & Co., which is the general partner of The 1818 Fund, may be deemed to be the beneficial owner of shares held by The 1818 Fund due to his role as a co-manager of The 1818 Fund. Mr. Tucker disclaims beneficial ownership of the shares beneficially owned by The 1818 Fund, except to the extent of his pecuniary interest therein. The address of The 1818 Fund is 63 Wall Street, New York, NY 10021.

EXECUTIVE COMPENSATION

Summary of Executive Compensation

The following table summarizes, for the last three years, the compensation of our Chief Executive Officer and of certain other of our executive officers whose annual compensation was over $100,000, in all capacities in which they served.

		Annual Compensation						Securities Underlying Options
Name and Principal Position	Year	Salary		Bonus		Other Annual Compensation
Robert W. Piper President and Chief Executive Officer	2004 2003 2002	$ $	329,230 299,999 293,269	$ $	576,799 187,500 0	$ $	52,300 6,000 5,500	150,000 150,000 150,000

Jerry E. Vaughn Chief Financial Officer	2004 2003 2002	$ $	260,230 228,638 214,615	$ $	473,660 144,375 0	$ $	7,100 6,600 6,550	350,000 150,000 75,000

Thomas G. Henning Secretary and General Counsel	2004 2003 2002	$ $	190,576 165,599 160,961	$ $	194,000 136,125 0	$ $	600 600 600	50,000 50,000 50,000

Michael D. Bennett (1) Senior Vice President of Sales and Distribution	2004 2003 2002	$ $	168,860 164,346 158,964	$ $	154,212 82,618 0	$ $	6,694 6,404 5,912	40,000 40,000 50,000

Paul J. Clifton Chief Technical Officer	2004 2003 2002		$155,104 117,845 109,537		$141,613 127,458 0		$6,700 5,892 5,500	40,000 40,000 40,000

(1)	Mr. Bennett was first appointed to his current position in January, 2003. Before then, he was Vice President—Southern Sales and Operations from April 2002 to January 2003, Vice President and Chief Operating Officer from August 2001 until April 2002 and General Manager of Wireless Operations from January 2000 until August 2001.

In 1996, we loaned Robert W. Piper, Chief Executive Officer of the Company $31,500, with interest at 5.98% per annum. Interest accrued since the date of the loan was $14,316 as of March 31, 2004. As part of the Key Employee Retention Plan described below, Mr. Piper’s loan and all accrued interest were forgiven on March 31, 2004.

We have employment contracts with each of Messrs. William L. Henning, Jr., Robert W. Piper, Thomas G. Henning, Jerry E. Vaughn and Michael D. Bennett for terms of three years (two years in the case of Mr. Bennett), automatically renewable each year unless we notify the employee within 120 days of a renewal date that the contract will not be renewed. If during the employment term we terminate the employee without Cause, as defined, or he terminates his employment for Good Reason, as defined and including any Change of Control of us, we must pay him in a lump sum approximately three times (two times in the case of Mr. Bennett) his salary and bonus and provide him with other benefits, and any stock options granted him will vest. The employee has agreed not to compete with us for two years after any termination of employment.

We adopted in 2003 a Key Employee Retention Plan under which certain of our key employees, including our Chief Executive Officer and our Chief Financial Officer, are eligible to receive retention payments if they remain employed by us. The plan is administered by the Compensation Committee, which determined the employees who are eligible to participate.

Payments under the plan were made in March, 2004 and March, 2005. The amount of an employee’s payment will be determined by the Committee, based on the employee’s performance during the past year. Payments can range from 40% to 50% of base salary for the Chief Executive Officer and employees who report to him, and from 30% to 40% of base salary for other key employees. The Chief Executive Officer was also entitled to have any loans he has received from us forgiven in addition to his retention payment. With respect to 2003 and 2004, we have paid 100% of each employee’s retention payment who qualified for such payment.

Employees cease to participate in the plan if they voluntarily terminate their employment with us, if we terminate their employment for cause, or if the employee dies or becomes disabled. However, if an employee dies, becomes disabled or is terminated by us other than for cause before the end of a plan year, we will pay the employee his or her entire retention payment for that year, and any payments for prior awards that we have deferred. Employees who voluntarily terminate their employment or who we terminate for cause will not be paid any further retention payments and will forfeit any payments that we have deferred.

The total amount of payments made under the employee retention plan may not exceed $1,900,000.

Reference is made to the Statement for a description of the payments that our directors and our Named Executive Officers will be entitled to receive in connection with and as a result of the Offer and the Merger.

Stock Option Grants

The following table contains information concerning the grant of stock options to purchase shares of Common Stock to the current Named Executive Officers during 2004. The options are exercisable in 25% annual increments beginning one year from the date of grant, unless accelerated by the Compensation Committee or in the event of a change in control of us. Except for options for 150,000 shares granted to Mr. Vaughn, all options were awarded at an exercise price equal to the average closing price of the Common Stock for the 10 days preceding the date of grant, and expire on January 27, 2004. 150,000 of Mr. Vaughn’s options were awarded at an exercise price of $1.13, as determined by the Compensation Committee pursuant to the 1999 Equity Incentive Plan, and expire on June 24, 2014.

	No. of Shares Underlying Options Granted	% of Total Options Granted to Employees in 2004	Exercise Price	Expiration Date	Potential Realizable Value of Options at Assumed Annual Rates of Stock Price Appreciation For Option Term
Name					5%	10%
Robert W. Piper	150,000	7.95%	$1.85	2/27/2014	$174,518	$442,263
Jerry E. Vaughn	200,000	10.60%	$1.85	2/27/2014	$232,691	$589,684
	150,000	7.95%	$1.13	6/24/2014	$106,597	$270,139
Thomas G. Henning	50,000	2.65%	$1.85	2/27/2014	$58,172	$147,421
Michael D. Bennett	40,000	2.12%	$1.85	2/27/2014	$46,538	$117,936
Paul J. Clifton	40,000	2.12%	$1.85	2/27/2014	$46,538	$117,936

Option Holdings

The following table contains information with respect to the Named Executive Officers concerning unexercised options held as of December 31, 2004. No options were exercised by any of them in the year.

	Number of Securities Underlying Unexercised Options		Value of Unexercised In-the-Money Options
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Robert W. Piper	882,584	362,500	$2,143,006	$986,250
Jerry E. Vaughn	628,393	362,500	$872,452	$1,129,625
Thomas G. Henning	725,252	121,250	$2,018,506	$328,750
Michael D. Bennett	156,610	100,000	$50,350	$263,550
Paul J. Clifton	253,844	76,250	$243,775	$261,350

CERTAIN TRANSACTIONS

William L. Henning, the beneficial owner of more than 5% of our Common Stock, and William L. Henning, Jr., and Thomas G. Henning, our officers and directors, are officers and directors of Cameron Communications, LLC (“Cameron”), a limited liability company engaged primarily in the wireline communications business, and William L. Henning is Cameron’s principal shareholder. Cameron is also a shareholder of Xspedius Holding Corp. (“Xspedius”), a corporation engaged primarily in the competitive local exchange business. William L. Henning, Jr., Chairman of our Board, is the former Chairman and Chief Executive Officer of Xspedius. The 1818 Fund is a principal shareholder of Xspedius, and Lawrence C. Tucker, one of our directors and an executive of the 1818 Fund, is also a director of Xspedius. We, Cameron, Xspedius and subsidiaries have agreements with one another and with other companies under common control, as described below.

We lease office space to Xspedius, which paid us $413,000 in rent in 2004. Xspedius provides internet, circuit and voicemail services that we use and also resell to our cellular and digital subscribers, for which we paid $1,490,000 in 2004. We divested our cellular operations in early 2004.

Cameron provides circuit and interconnect services to us and was paid $255,000 in 2004. We lease tower space from and paid Cameron $71,000 in rent in 2004. We also purchased long distance service from Cameron and resold that service to our cellular customers. We paid rates for this service that were comparable to rates at similar volumes charged by Cameron to other customers and competitive with rates that we would have expected to pay for similar service from an unaffiliated third party. We paid Cameron approximately $49,000 in 2004 for long distance service. In 2004, Cameron purchased two tower sites from us for $254,013 and assumed the leases associated with those sites. As part of the transactions contemplated by the Merger Agreement, one of our subsidiaries, Louisiana Unwired LLC, entered into the License Assignment and the Spectrum Lease with Cameron, the details of which are set forth in the Statement.

We use, for a rate of $3.00 per air mile, a Beechraft RK-12 aircraft owned by Cameron. We paid Cameron approximately $30,000 in 2004 for these flight services.

Unibill, Inc. (“Unibill”), a wholly owned subsidiary of Cameron, provides bill processing and related services for us. For these services, Unibill received approximately $1,668,000 from us in 2004. Effective January 16, 2004, we agreed to lease office, equipment and warehouse space from Unibill for 60 months. In 2004 we paid Unibill $154,000 under this lease.

In 2004, we paid Brown Brothers Harriman & Co., of which Mr. Lawrence C. Tucker, one of our directors is an executive officer, $1,189,000 for investment banking services rendered in 2003 and 2004. On May 1, 2005, the Company engaged Brown Brothers to act as a financial advisor in connection with our review of strategic and financial opportunities pursuant to an engagement letter dated as of such date. Upon consummation of the Offer, Brown Brothers will be entitled to a payment of $750,000 pursuant to the terms of the engagement letter.

We believe that the terms of each of the foregoing arrangements are no less favorable to us than would be expected in comparable arrangements with unaffiliated third persons.

COMPENSATION COMMITTEE INTERLOCKS AND

INSIDER PARTICIPATION IN COMPENSATION DECISIONS

The Compensation Committee is composed of Messrs. Tucker (Chairman), Hebert and Stadler. No member of the Compensation Committee has ever been an officer or employee of us or any of our subsidiaries. During 2004 and 2005, none of our current executive officers served as a director or member of the Compensation Committee (or other Board committee performing equivalent functions) of another for-profit corporation.

THE COMPENSATION COMMITTEE’S REPORT ON EXECUTIVE COMPENSATION

Compensation Committee Responsibilities

The Compensation Committee’s basic responsibilities include: (1) encouraging the achievement of our performance goals by providing compensation that directly relates to the performance of individual and corporate objectives, (2) establishing compensation policies and guidelines that will attract and retain qualified personnel through an overall level of compensation opportunity that is competitive and (3) promoting a direct relationship between compensation and company performance by facilitating executive stock ownership through stock option and other equity participation.

In particular, the Compensation Committee reviews and determines our executive compensation strategy, compensation for the Chief Executive Officer and our other senior executives, and administers stock incentive and other compensation and benefit plans.

Compensation Philosophy

We operate in the extremely competitive and rapidly changing telecommunications industry. The Compensation Committee believes that compensation programs for executive officers should be designed to attract, motivate and retain talented executives responsible for our success and should be determined within a competitive framework and based on the achievement of designated financial and other performance targets, individual contributions and other performance relative to that of our competitors. We have a “pay for performance” philosophy that rewards executives for long-term strategic management and enhancement of shareholder value. Within this overall philosophy, the Committee’s objectives are to:

•	offer a total compensation program that is competitive, taking into consideration the compensation practices of other companies.

•	provide annual incentive compensation awards that take into account our overall performance against corporate objectives, as well as individual contributions.

•	align the financial interests of executive officers with those of shareholders by providing significant equity-based, long-term incentives.

Compensation Components and Process

Our compensation program for executives consists of three key elements: (1) base salary, (2) performance based annual incentive awards and (3) long term, equity-based incentive awards.

The Compensation Committee determines these three key elements for executives with the assistance of our Human Resources staff.

Base Salary. The base salary for each executive is determined at levels for comparable positions at other companies.

Annual Incentive Awards. To reinforce the attainment of our goals, the Compensation Committee believes that a substantial portion of the annual compensation of each executive should be in the form of variable incentive pay. For fiscal year 2004, certain goals were established by the Compensation Committee for our Chief Executive Officer and by him for the other executives at the beginning of the fiscal year. The primary goals established related to financial performance and subscriber additions. In fiscal year 2004, we achieved the targets, and awards paid to executives reflected those results, plus individual accomplishments of both corporate and functional objectives.

Long-Term, Equity Based Incentive Awards. The goal of our long-term, equity-based incentive awards is to align the interests of executives with shareholders and to provide each executive with a significant incentive to manage us from the perspective of an owner with an equity stake in the business. The Compensation Committee plans to make annual awards of long-term, equity-based incentives to executives and other employees in 2005.

CEO Compensation

The 2004 annual base salary for Mr. Piper of $340,000 was established by the Committee in February, 2003. The Compensation Committee will review our performance and will assess the market data for chief executive officers of other comparable companies to ensure that Mr. Piper’s compensation is consistent with the Committee’s stated compensation objectives.

The structure of Mr. Piper’s compensation is based in part on comparisons to the compensation of executives in similar positions with other companies in the industry, as well as Mr. Piper’s level of responsibility, experience and contribution to our business objectives and the Committee’s assessment of our operations. The Committee also believes that the structure of Mr. Piper’s compensation, with its emphasis on our performance, is in the best interest of our stockholders because it more closely aligns the interests of Mr. Piper and our stockholders. Mr. Piper received a 2004 bonus because the Company achieved all of the performance targets set by the Compensation Committee.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code limits our ability to deduct annual compensation in excess of $1 million paid to any of our top executive officers. This limitation generally does not apply to compensation based on performance goals if certain requirements are met. Stock option grants under our Incentive Stock Plan have been designed so that any compensation deemed to be paid in connection with the exercise of option grants will qualify as performance-based compensation which is not subject to the $1 million deduction limitation. It is the Committee’s intent to maximize the deductibility of executive compensation while retaining the discretion necessary to compensate executive officers in a manner commensurate with performance and the competitive market of executive talent.

By the Members of the Compensation Committee:

Lawrence C. Tucker

Henry P. Hebert, Jr.

Christopher J. Stadler

PERFORMANCE GRAPH

The following Performance Graph compares our cumulative total stockholder return on our Common Stock for the period beginning May 23, 2000 (the first day of trading after our initial public offering) with the cumulative total return on the NASDAQ Stock Market (NASDAQ Bulletin Board following May, 2003) and the NASDAQ Telecommunications Index, assuming the investment of $100 on May 23, 2000, at closing prices on that day and each December 31 thereafter.

Cumulative Total Returns as of December 31,

Cumulative Total Returns:

Index	5/23/00	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04
US Unwired	100.0	45.1	99.3	4.8	8.9	46.3
NASDAQ Stock Market	100.0	78.1	61.6	42.2	63.3	68.7
NASDAQ Telecommunications	100.0	66.6	34.0	15.6	26.4	28.5

Historical prices for us, the NASDAQ Stock Market and the NASDAQ Telecommunications Index were obtained from YAHOO! Finance.

AUDIT COMMITTEE REPORT

The Audit Committee of our Board is composed of three non-employee directors. The Board has made a determination that the members of the Audit Committee satisfy the requirements of the NASDAQ Stock Market and the Securities and Exchange Commission (the “SEC”) as to independence, financial literacy and experience, or are otherwise qualified to serve.

The responsibilities of the Audit Committee are set forth in the Charter of the Audit Committee, which was adopted by the Board in May, 2000, revised in March, 2004, and reproduced as Appendix A to our proxy statement for our annual meeting of stockholders held on April 27, 2004. This is a report on the Committee’s activities relating to fiscal year 2004.

The Audit Committee reviewed and discussed the audited financial statements with our management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Committee also discussed with the independent auditors the matters required to be discussed by SAS No. 61 (Codification of Statements on Auditing Standards, AU Section 380), as currently in effect. The Committee also received and reviewed the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independent Standards Board Standard No. 1, Independence Discussions with Audit Committees), has discussed with the independent auditors the independent auditors’ independence and has considered the compatibility of non audit services with the auditors’ independence.

The Committee discussed with our internal and independent auditors the overall scope and plans for their respective audits. The Committee met with the internal auditor with management present and with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and filed with the SEC.

By the members of the Audit Committee:

Thomas J. Sullivan

Henry P. Hebert, Jr.

Harley Ruppert

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, officers, and certain beneficial owners (collectively, “Section 16 Persons”) to file with the SEC reports of beneficial ownership and reports of changes in ownership and to furnish us copies of all such reports. To our knowledge, based solely on a review of the copies of Section 16(a) reports furnished to us for the year ended December 31, 2004, and other information, all filing requirements for the Section 16 Persons have been complied with during or with respect to the year, except that Michael D. Bennett was late in filing his initial ownership report and late in reporting six grants of options for our Common Stock, Paul J. Clifton was late in filing his initial ownership report and late in reporting one purchase of our Common Stock and seven grants of options, Jerry E. Vaughn was late in reporting nine grants of options, Robert W. Piper was late in reporting seven grants of options, Thomas G. Henning was late in reporting seven grants of options and William L. Henning, Jr. was late in reporting seven grants of options.

Annex II

July 10, 2005

Board of Directors

US Unwired, Inc.

901 Lakeshore Drive

Lake Charles, LA 70601

Members of the Board of Directors:

We understand that US Unwired, Inc. (“US Unwired” or the “Company”) is considering a transaction (the “Proposed Transaction”) pursuant to an Agreement and Plan of Merger, dated as of July 10, 2005 (the “Merger Agreement”), by and among the Company, Sprint Corporation (“Sprint”) and UK Acquisition Corp., a wholly-owned subsidiary of Sprint (“Acquisition Sub”), which provides among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”) for $6.25 per share in cash (the “Transaction Consideration”), and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. The transactions contemplated by the Merger Agreement, including without limitation the Tender Offer and the Merger, are referred to jointly as the “Transaction”. Pursuant to the Merger, US Unwired will become a wholly owned subsidiary of Sprint and each of the Shares not purchased pursuant to the Tender Offer will be converted into the right to receive the Transaction Consideration. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked us whether, in our opinion as of the date hereof, the Transaction Consideration to be paid pursuant to the Tender Offer and the Merger is fair, from a financial point of view, to the holders of the Shares.

In connection with rendering our opinion, we have, among other things:

(i)	analyzed certain publicly available business and financial statements, including publicly available financial projections, and other information relating to US Unwired;

(ii)	analyzed certain internal financial statements and other financial and operating data concerning US Unwired prepared by and furnished to us by the management of US Unwired;

(iii)	analyzed certain financial projections concerning US Unwired prepared by and furnished to us by the management of US Unwired;

(iv)	discussed the past and current operations and financial condition and the prospects of US Unwired with the management of US Unwired;

(v)	reviewed the reported prices and trading activity of the common stock of US Unwired;

(vi)	compared the financial performance of US Unwired and the prices and trading activity of the common stock of US Unwired with that of certain publicly-traded companies and their securities that we deemed relevant;

(vii)	reviewed the financial terms, to the extent publicly available, of certain business combinations and other transactions that we deemed relevant;

(viii)	participated in discussions and negotiations among representatives of US Unwired, Sprint, and their advisers;

(ix)	reviewed the Merger Agreement;

(x)	reviewed and discussed with management of US Unwired the affiliation agreements between US Unwired and Sprint Spectrum, L.P., WirelessCo, L.P., and SprintCom, Inc.; and

(xi)	performed such other analyses and examinations and considered such other factors as we have in our sole judgment deemed appropriate.

For purposes of our analysis and opinion, we have not assumed any responsibility for independently verifying the accuracy and completeness of the information reviewed by us or reviewed for us. With respect to the financial projections of US Unwired which were furnished to us, we have assumed that such financial projections have been reasonably prepared by US Unwired, on bases reflecting the best currently available estimates and good faith judgments of the future competitive, operating and regulatory environments and related financial performance of US Unwired. We express no view as to such financial projections or the assumptions on which they are based. We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of US Unwired, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information and the Merger Agreement and related exhibits and schedules thereto made available to us as of the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address US Unwired’s underlying business decision to effect the Transaction nor constitute a recommendation to any US Unwired shareholder as to how such holder should respond to the Transaction. We have not been asked to, and have not attempted to, assign a value to US Unwired of the claims that are the subject of US Unwired’s lawsuits against Sprint and certain of its affiliates or any other claims that US Unwired may have against third parties, which lawsuits and claims are not covered by the scope of our analysis or opinion.

In connection with the Transaction, we have not been authorized by the Board of Directors to solicit, nor have we solicited, third party indications of interest for the acquisition of all or any part of the Company. Additionally, we have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness from a financial point of view of the Transaction Consideration to be received by the holders of the Shares pursuant to the Tender Offer and the Merger.

We have acted as financial advisor to the Board of Directors of US Unwired in connection with the Transaction and will receive fees for our services upon the rendering of this opinion and upon the consummation of the Merger. In the past, Evercore Group Inc. and its affiliates have provided financial advisory services to US Unwired and have received fees for the rendering of these services. The Company has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement.

It is understood that this letter is for the information and benefit of the Board of Directors of US Unwired and may not be quoted or referred to or relied upon or used for any other purpose without our prior written consent, provided that we hereby consent to the inclusion of the full text of this opinion and to a reference to or description of this opinion in a form acceptable to us and our counsel in any document required to be delivered to the shareholders of US Unwired in connection with the Transaction. This opinion is not intended to confer any rights or remedies upon any employee, creditor or shareholder of US Unwired or any other party other than the Board of Directors of US Unwired.

Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Transaction Consideration to be received by the holders of the Shares pursuant to the Tender Offer and the Merger is fair, from a financial point of view, to the holders of the Shares.

Very truly yours,

EVERCORE GROUP INC.

By:	/S/ EDUARDO G. MESTRE

Name: Eduardo G. Mestre
Title: Vice Chairman

July 10, 2005